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                                                                     EXHIBIT 4.6

                              AMENDMENT NO. 1 TO
                             MASTER GRAPHICS, INC.
                         1998 EQUITY COMPENSATION PLAN

     The following amendment to the Master Graphics, Inc. 1998 Equity Compensation Plan (the "Plan") is adopted by the Board of Directors of Master Graphics, Inc. (the "Company") effective February 10, 1999, subject to approval by the shareholders of the Company at the Annual Meeting of Shareholders to be held on May 19, 1999.

     Section 4(a) of the Plan is amended by substituting the number 1,500,000 for the number 750,000 in the second line of that section.

     In all other respects, the Plan shall remain in full force and effect as originally adopted.

AS ADOPTED BY THE BOARD OF DIRECTORS ON FEBRUARY 10, 1999, SUBJECT TO APPROVAL BY THE SHAREHOLDERS OF MASTER GRAPHICS, INC.